Mail Stop 4561

August 15, 2006

Lawrence A. Zimmerman
Chief Financial Officer
Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

      Re: **Xerox Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2005
               File No. 001-04471

Dear Mr. Zimmerman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Craig Wilson
               Senior Assistant Chief Accountant